SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               SEALIFE CORPORATION
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  81213Y 10 8
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JANUARY 2, 2003
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX.     [ ]


The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934
 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        Robert  L.  Cashman      ###-##-####
-------------------------------------------------------------------------------
|2|     CHECK  THE APPROPRIATE BOX IF A MEMBER OF A GROUP *          (a)[ ]
                                                                     (b)[ ]
-------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
-------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        N/A
-------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(d)  or  2(e)                    [ ]
-------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        United  States
-------------------------------------------------------------------------------
                 |7|  SOLE  VOTING  POWER
NUMBER  OF            500,000
SHARES
BENEFICIALLY     |8|  SHARED  VOTING  POWER
OWNED  BY  EACH          N/A
REPORTING
PERSON  WITH     |9|  SOLE  DISPOSITIVE  POWER
                      500,000
-------------------------------------------------------------------------------
|10|     SHARED  DISPOSITIVE  POWER
         N/A
-------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         500,000
-------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES  *          N/A
-------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         5.2%
-------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
-------------------------------------------------------------------------------

ITEM  1.  Security  and  Issuer

Schedule 13D relates to the Common Stock of Sealife Corporation. The principal executive offices of Sealife Corporation are located at 5601 Slauson Avenue, Suite 283, Culver City, California 90230.

ITEM  2.  Identity  and  Background

(a)-(c) This Statement on Schedule 13D is being filed by Robert L. Cashman. Mr. Cashman's business address is 18482 Park Villa Place, Park Villa, California 92861. Mr. Cashman is a business consultant.

(d)-(e) During the last five years, Mr. Cashman: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr.  Cashman  is  a  citizen  of  the  United  States.

ITEM  3.  Source  of  Amount  of  Funds  or  Other  Compensation

On January 2, 2003, Mr. Cashman acquired 500,000 shares of Common Stock of Sealife Corporation in consideration for services that Mr. Cashman provided to Sealife Corporation.

ITEM  4.  Purpose  of  Transaction

Mr. Cashman acquired the securities of Sealife Corporation for investment purposes. Depending on general market and economic conditions affecting Sealife Corporation and other relevant factors, Mr. Cashman may purchase additional securities of Sealife Corporation or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Cashman did not have any plans or proposals which related to or resulted in:

(a) the acquisition by any person of additional securities of Sealife Corporation, or the disposition of securities of Sealife Corporation;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving Sealife Corporation or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of Sealife Corporation or any of its subsidiaries;

(d)     any  change  in  the  board  of  directors  or  management  of  Sealife
Corporation, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of Sealife Corporation;

(f) any other material changes in Sealife Corporation's business or corporate structure;

(g) changes in Sealife Corporation's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Sealife Corporation by any person;

(h) causing a class of securities of Sealife Corporation to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of Sealife Corporation becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  Interest  in  Securities  of  the  Issuer

(a) Robert Cashman beneficially owned 500,000 shares of Common Stock, $0.0001 par value, of Sealife Corporation. The shares of Common Stock beneficially owned by Mr. Cashman constituted approximately 5.2% of the total number of shares of Common Stock of Sealife Corporation, based upon 9,626,846 shares of Common Stock outstanding as of January 2, 2003.

(b) Mr. Cashman had the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by Mr. Cashman.

(c) Mr. Cashman acquired the Common Stock as a result of the transaction discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Cashman.

(e)     Not  applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None

ITEM  7.  Material  to  be  Filed  as  Exhibits

None

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  5,  2004               By:  /s/  Robert  L.  Cashman
                                         --------------------------
                                         Robert  L.  Cashman

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